NORSAT ANNOUNCES 2009 YEAR END FINANCIAL RESULTS

Record Annual Earnings Reported

Vancouver, British Columbia – March 11, 2010 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announces financial results for the three and 12-month periods ended December 31, 2009.  All results are in United States dollars unless otherwise stated.

2009 Summary

  Revenue increased to $21.2 million, up 17% from $18.1 million in 2008

  Gross margin was 50%, compared to 51% in 2008.

  Operating expenses increased from $7.1 million in 2008 compared to $7.5 million in 2009.

  Net operating earnings were $3.0 million or $0.05 per share, compared to $2.2 million, or $0.04 per share in 2008

  Reported net earnings of $4.6 million after a tax recovery of $1.6 million for the year.

  Expanded into new market verticals with entry into the Maritime and Wireless Networks.

  Repurchased under a normal course issuer bid, 759,500 shares at an average price of C$0.72 ($0.68)

Q4 2009 Financial Summary

  Q4 revenue was $6.3 million, compared to $6.3 million in Q4 2008

  Revenue from the Satellite Systems segment was $4.0 million, compared to $4.0 million in Q4 2008

  Revenue from the Microwave Products segment was $2.1 million compared to $2.3 million in Q4 2008.

  Revenue from the Maritime Segment accounted for $0.2 million.·

  Gross margin for Q4 was 50%, compared to 56% in Q4 2008·

  Operating expenses for Q4 were $1.9 million, down 14% from $2.2 million in Q4 2008·

  Q4 net earnings were $1.3 million or $0.02 per share, compared to net earnings of $1.3 million, or $0.02 per share in Q4 2008

“I am pleased to report another year of growth and record earnings for Norsat,” said Dr. Amiee Chan, President and CEO of Norsat International Inc. “These results reveal the underlying strength of our core businesses with the growth in revenues by 17%, especially during a difficult economic climate. While microwave products sales fell 12%, the financial performance in 2009 notably improved due to a 40% increase in sales of our portable satellite systems. Looking forward, we plan on improving the microwave business by introducing more products in 2010 we did in 2009 and we also expect continued growth in the satellite business. As a combined entity, the Company’s capital structure appreciated in 2009 and will enable us to become more aggressive during fiscal 2010 in investing and building our other divisions.”

Dr. Chan added, “We intend on leveraging our recent successes by focusing our efforts on becoming a premier solutions provider of communications infrastructure for remote and austere regions of the world. We believe that the remote and austere places of the world have now reached an inflection point whereby the need for connectivity is a key infrastructure requisite to compete in today’s marketplace. We have begun this process via our financing arm, Norsat Capital, as we invested in Tonse Solutions, our new wireless networking initiative in Malawi, Africa. I am pleased with the current status of this initiative and excited by the additional prospects ahead of us and believe we have taken the necessary steps to maintain foreseeable growth and enhance shareholder value.”

Financial Review

Revenue grew by $3.1 million or 17% to $21.2 million in 2009, primarily as a result of the company’s increased penetration of the portable satellite systems market. Revenue from the company’s Satellite Systems segment grew to $13.1 million, from $9.3 million in 2008, and revenue from the Microwave Products segment decreased to $7.5 million, compared to revenue of $8.7 million in 2008. Revenues from the Maritime segment accounted for $0.4 million in 2009.

Operating expenses for 2009 was up 5.6% at $7.5 million compared to expenses of $7.1 million in 2008. The slight increase is a result of the various initiatives undertaken to diversify and grow the Company’s product offering. It is essential to reemphasize the Company’s commitment to maintenance of a prudent cost structure that leads to a sustainable, profitable business.

For 2009, net operating earnings were $3.0 million, or $0.05 per share, compared to net operating earnings of $2.2 million or $0.04 per share in 2008.  Net earnings for 2009 were $4.6 million as a result of a tax recovery of $1.6 million for the year.

Norsat ended the 2009 fiscal year with cash and equivalents of $4.7 million, compared to $1.0 million as at December 31, 2008.  As at December 31, 2009, Norsat’s working capital improved to $12.0 million from $8.5 million as at December 31, 2008.

As at December 31, 2009, total shares issued and outstanding were 53,634,305.

A full set of financial statements and MD&A for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Notice of Conference Call and Webcast

Norsat will host a conference call on March 11, 2009 at 9:00 a.m. Pacific Time. To access the conference call by telephone, dial (408)-884-1884 or 1-888-947-3988. The conference call reference number is 200904. Please connect approximately fifteen minutes prior to the beginning of the call to ensure participation.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, maritime solutions, wireless network solutions, and equipment financing. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Eugene Syho

President & CEO

Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2838

Email: achan@norsat.com

Email: esyho@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500;

adam@wolfeaxelrod.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the year ended December 31, 2009, and the Management Discussion and Analysis for the year ended December 31, 2009. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.